[redacted]

10025747

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 25 2010

Washington, DC

SEC FILE NUMBER
8 - 53139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TPR Investments, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10003 Woodloch Forest Drive, Suite 275
(No. and Street)

The Woodlands	Texas	77380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tristan Renz (281) 681-1640
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tristan Renz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Designated Principal
Title

Notary Public

MELANIE E. EDLESTON
Notary Public, State of Texas
My Commission Expires
July 15, 2012

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
TPR Investments, L.P.

We have audited the accompanying statement of financial condition of TPR Investments, L.P. as of December 31, 2009, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 22, 2010

TPR Investments, L.P.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and cash equivalents	$	4,504,988
Deposit with clearing organization		101,927
Investments in contracts		925,651
Property and equipment, net of accumulated depreciation of $363,509		341,037
Other assets		19,253
Total assets	$	5,892,856
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	8,799
Current maturities of long-term debt		8,557
Long-term debt, net of current maturities		311,871
Total liabilities		329,227
Partners' capital		5,563,629
Total liabilities and partners' capital	$	5,892,856

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF OPERATIONS
Year ended December 31, 2009

Revenues	
Trading profits	$ 763,579
Dividend and interest income	25,766
Total revenues	789,345
Expenses	
Compensation and related costs	165,430
Clearing costs	4,012
Commissions	107,200
Depreciation and amortization	31,918
Insurance	5,430
Interest expense	15,812
Legal and professional fees	26,055
Regulatory fees	4,532
Rent	90,162
Subscriptions	32,809
Other	40,965
Total expenses	524,325
Net income before other losses and income taxes	265,020
Other Losses	
Realized loss on investments in contracts	1,350
Unrealized loss on investments in contracts	28,370
Total other losses	29,720
Net income before income taxes	235,300
Income taxes - state	3,625
Net income	$ 231,675

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year ended December 31, 2009

	Limited partner 99.99%	General partner 0.01%	Total
Partners' capital at January 1, 2009	$ 5,327,492	$ 4,462	$ 5,331,954
Net income	231,652	23	231,675
Partners' capital at December 31, 2009	$ 5,559,144	$ 4,485	$ 5,563,629

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	231,675
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		31,918
Realized loss on investments in contracts		1,350
Unrealized loss on investments in contracts		28,370
Change in assets and liabilities		
Deposit with clearing organization		(1,927)
Investments in contracts		23,873
Other assets		(5,323)
Accounts payable and accrued expenses		4,369
Net cash provided by operating activities		314,305
Cash flows from investing activities:		
Purchases of equipment		(17,031)
Net cash used in investing activities		(17,031)
Cash flows from financing activities:		
Principal payments on long term debt		(6,652)
Net cash used in financing activities		(6,652)
Net increase in cash and cash equivalents		290,622
Cash and cash equivalents, beginning of year		4,214,366
Cash and cash equivalents, end of year	$	4,504,988
Supplemental disclosure of cash flow information		
Cash paid for interest	$	15,812

See notes to financial statements.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TPR Investments, L.P., a Texas limited partnership (the Partnership), was formed in November 2000 for the purpose of providing investment services in fixed-income securities primarily to U.S. financial institutions. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Financial Industry Regulatory Authority (FINRA). The Partnership will continue in existence until the close of business on December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement).

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner). The General Partner receives no compensation for its management services. Tristan P. Renz is the managing and sole member of the General Partner as well as the Limited Partner. Tristan P. Renz is active in the day to day operations of the partnership. He receives no compensation but does take periodic distributions from the partnership.

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

1. Basis of Accounting

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

On July 1, 2009, the Accounting Standards Codification (ASC) became the Financial Accounting Standards Board's (FASB) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Partnership's financial statements other than for those standards applicable to the Partnership issued thereafter.

2. Use of Estimates

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

3. Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

4. Investments in Contracts

Investments in contracts are stated at the fair value of the Float Forward Agreements. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The fair value of the Float Forward Agreements has been estimated based on the present value of the float reinvestment and substitution rights granted by the contracts. The increase or decrease in fair value is credited to or charged to operations.

5. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization and includes furniture and fixtures, computer equipment and software, office equipment, building, and leasehold improvements. Depreciation of property and equipment is provided using the straight-line method based on estimated useful lives of 1 to 27 ½ years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the useful life of the asset.

6. Trading profits

Revenue from trading profits is generated from the buying and selling of governmental securities. The Partnership has a commission sharing arrangement with another broker-dealer. The commission expense through this arrangement totaled $107,200 in 2009.

7. Income Taxes

No provision for federal income taxes is made in the accounts of the Partnership since such taxes are liabilities of the individual partners and thus depend on their respective tax situations. The Partnership is subject to Texas state tax.

8. Indemnifications/Off Balance Sheet Risk

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

9. Fair Value of Financial Instruments

Effective January 1, 2008, the Partnership adopted the provisions of FASB ASC 820 which provides authoritative guidance for fair value measurements of certain financial instruments, which is effective for fiscal years beginning after November 15, 2007. This guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of these provisions did not have a significant impact on the Partnership's financial condition or results of operations.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.)

Cash and cash equivalents – the carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investments in contracts – Investments in contracts are recorded at fair value in accordance with FASB guidance for fair value measurements.

Long-term debt – the carrying value of the Partnership's long-term debt approximate fair value due to the fact that it bears interest at a rate which represents a current market rate.

Effective January 1, 2008, the Partnership adopted the provisions of FASB ASC 825 which provides guidance for the fair value option of financial assets and financial liabilities. This guidance permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option, created by the guidance, permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Partnership's financial condition or results of operations.

NOTE B – CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance includes cash held at two banks and money market funds held by National Financial Services, LLC, the Partnership's clearing broker-dealer, in the Partnership's name.

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB guidance for fair value measurements, the following table summarizes the valuation of the Partnership's investments by the fair value hierarchy levels as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Assets				
Investments in contracts	$ -	$ 925,651	$ -	$ 925,651

There were no Level 3 investments during 2009.

Investments in contracts are stated at the fair value of the Float Forward Agreements. The fair value of the Float Forward Agreements has been estimated based on the present value of the float reinvestment and substitution rights granted by the contracts. This present value broken down by years to maturity is as follows:

Years to maturity	Amount
0-2	$ 161,672
3-5	454,778
6-10	224,493
11-20	84,708
Total investment in contracts	$ 925,651

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 are summarized as follows:

	Cost	Useful Life
Furniture and fixtures	$ 59,997	5 years
Computer equipment and software	197,133	1-3 years
Office equipment	6,606	5 years
Building	411,304	27.5 years
Leasehold improvements	29,506	5 years
	704,546	
Less accumulated depreciation and amortization	(363,509)	
	$ 341,037	

Depreciation and amortization expense for the year was $31,918.

NOTE E – LEASE OBLIGATIONS

The Partnership leases office facilities under a noncancelable operating lease expiring in 2010. Pursuant to the lease agreement, the monthly lease payment will be adjusted annually for the difference between the actual operating expenses for the previous year and the amount estimated and included in the lease. At December 31, 2009, future minimum rental commitments on such lease are as follows:

	Amount
Year ending December 31:	
2010	$ 92,383
	$ 92,383

Rent expense relating to office facilities was $90,162 for the year ended December 31, 2009.

NOTE F – LONG-TERM DEBT

Long-term debt, net of current maturities, is as follows at December 31, 2009:

	Amount
Mortgage note payable	$311,871

The Partnership entered into a mortgage with Woodforest National Bank on May 27, 2004. The mortgage has a maturity date of June 1, 2034. The mortgage bears interest at the 6 month average London Interbank Offered Rate ("LIBOR") plus 2.200% rounded to the nearest one-eighth of one percentage point (0.125%). The mortgage interest rate cannot increase or decrease in any six month period by more than 1.000%. The interest rate on the mortgage note was 3.375% at December 31, 2009. The note is collateralized by the building financed. The mortgage note includes a call option, under which on the first day of the month following five years from the original date of the note, and on that day annually until maturity, the bank may, at its discretion, exercise a call option to accelerate the unpaid balance due and owing on the note. Interest expense relating to the mortgage payable was $15,812 for the year ended December 31, 2009.

Future contractual maturities of long-term debt are as follows, unless the call option is exercised, then the entire amount may be due:

Years ending	
2011	$ 8,851
2012	9,154
2013	9,468
2014	9,792
Thereafter	274,606
Total	$ 311,871

NOTE G – MINIMUM CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2009, the Partnership had computed regulatory net capital of $4,209,289 which exceeded its required net capital of $100,000 by $4,109,289. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2009 was .08 to 1.

NOTE H – CONCENTRATIONS

The Partnership has cash equivalents and a clearing deposit totaling $3,342,923, or approximately 57% of its total assets, due from or held by its clearing broker-dealer. The cash equivalents of $3,240,996 and $51,927 of the clearing deposit are held in money market funds earning 0.01% at December 31, 2009.

The Partnership has cash held at a national bank which exceeded the federally insured limit of $250,000 by $1,008,898 at December 31, 2009. This at-risk amount is subject to fluctuations on a daily basis.

The sole member of the General Partner generates a majority of the partnership revenue.

NOTE I – SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events through February 22, 2010, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

TPR Investments, L.P.

Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital:		
Partners' capital per accompanying financial statements	$	5,563,629
Less nonallowable assets:		
Restricted cash		2,541
Investment in contracts		925,651
Property and equipment, net		341,037
Other assets		19,253
Haircut on money market funds		65,858
		1,354,340
Net capital	$	4,209,289
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Net capital in excess of required amount	$	4,109,289
Aggregate indebtedness	$	329,227
Ratio of aggregate indebtedness to net capital		.08 to 1

Note: There are no differences between the computation of net capital and aggregate indebtedness as presented herein and as reported by the Partnership in Part II of Form X-17A5 as of December 31, 2009 filed on January 27, 2010.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROLS AS REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
TPR Investments, L.P.

In planning and performing our audit of the financial statements of TPR Investments, L.P. (the Partnership), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 22, 2010

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
TPR Investments, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by TPR Investments, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TPR Investments, L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TPR Investments, L.P.'s management is responsible for the TPR Investments, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 to December 31, 2009 contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053139 FINRA DEC
TPR INVESTMENTS LP 15*15
10003 WOODLOCH FOREST DR STE 275
THE WOODLANDS TX 77380-1919

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tristan Renz (281) 681-1640

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 798.38
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 7-21-2009 Date Paid	(884.92)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(86.54)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (86.54)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$
H.	Overpayment carried forward	$(86.54)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TPR Investments LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 27 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 337,165.81
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,035.60
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income, Dividend Income	14,776.47
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	17,812.07
2d. SIPC Net Operating Revenues	$ 319,353.74
2e. General Assessment @ .0025	$ 798.38

(to page 1 but not less than $150 minimum)